UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69200 Vénissieux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

2

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2014	2015
Revenue:
License and research revenue	$598	-
Product sales and services	3,960	$32,711
Other revenues	20	15
Total revenue	4,578	32,726
Costs and expenses:
Cost of goods and services sold	(773)	(3,630)
Research and development	(3,944)	(6,022)
Selling, general and administrative	(3,516)	(4,463)
Fair value remeasurement of acquisition liabilities, incl. related parties	(14,626)	(5,254)
Acquisition note expenses, incl. related parties	(3,013)	-
Amortisation of intangible R&D assets	(2,937)	(3,143)
Total	(28,809)	(22,512)

Profit (loss) from operations	(24,231)	10,214

Interest income	45	798
Interest expense	(5,552)	(141)
Interest expense on debt related to the royalty agreement with related parties	(156)	(259)
Foreign exchange gain (loss)	179	11,501
Other income (loss)	52	7

Income (loss) before income taxes	(29,663)	22,120
Income tax benefit (expense)	2,802	(10,473)
Net income (loss) from continuing operations	(26,861)	11,647
Net income (loss) from discontinued operations	$223	$0
Net income (loss)	$(26,638)	$11,647

Earnings (loss) per ordinary share (Basic)

Continuing operations	$(0.95)	$0.29
Discontinued operations	$0.01	$0.00
Net income (loss)	$(0.94)	$0.29

Earnings (loss) per share (diluted)

Continuing operations	$(0.95)	$0.27
Discontinued operations	$0.01	$0.00
Net income (loss)	$(0.94)	$0.27

Weighted average number of shares outstanding (in thousands) :

Basic	28,312	40,207
Diluted	28,312	42,879

See notes to condensed consolidated financial statements

3

Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

(Amounts in thousands of dollars)

	Three months ended March 31,
	2014	2015

Net Income (loss)	$(26,638)	$11,647
Other comprehensive net income (loss):
Net foreign currency translation gain (loss)	(768)	(16,649)
Unrealized gain (loss) on marketable Securities	-	356
Other comprehensive income (loss), net of tax	(768)	(16,293)
Comprehensive Income (loss)	$(27,406)	$(4,646)

4

Condensed Consolidated Balance Sheet

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	December 31, 2014	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$39,760	$38,535
Marketable securities	53,074	74,637
Accounts receivable (net of allowance of $127 and $113 at December 31, 2014, and March 31, 2015 respectively)	1,679	-
Inventory	6,729	5,497
Research and development tax credit receivable short term	5,932	5,378
Prepaid expenses and other current assets	4,418	4,347
Total current assets from continuing operations	111,592	128,394
Total current assets from assets held for sale	730	940

Goodwill, net	18,491	18,491
Property and equipment, net	1,776	1,777
Intangible assets	28,389	25,248
Other assets:
Income tax deferred charge	13,102	11,444
Other long-term assets from continuing operations	125	115
Total long term assets from continuing operations	61,883	57,075
Total long term assets from assets held for sale	-	-
Total assets including "assets held for sale"	$174,205	$186,409
LIABILITIES
Current liabilities:
Current portion of long-term debt, incl to related parties	42,332	44,623
Current portion of capital lease obligations	13	9
Accounts payable	8,024	9,037
Deferred revenue	1,336	3,545
Accrued expenses	5,667	4,354
Other current liabilities	5,659	5,009
Income tax payable	7,643	10,926
Total current liabilities from continuing operations	70,674	77,503
Total current liabilities from liabilities held for sale	168	149

Long-term debt, less current portion, incl. to related parties	76,135	78,554
Deferred tax liabilities	-	5,863
Other long-term liabilities	2,333	2,094
Total long-term liabilities from continuing operations	78,468	86,511
Total long-term liabilities from liabilities held for sale	-	-

Shareholders' equity:
Ordinary shares: 40,191,264 issued and outstanding at December 31, 2014 and 40,253,014 at March 31, 2015 (shares authorised 52,549,354) at nominal value of 0.122 euro	6,188	6,196
Additional paid-in capital	346,582	348,571
Accumulated deficit	(320,452)	(308,805)
Accumulated other comprehensive income (loss)	(7,423)	(23,716)
Total shareholders' equity	24,895	22,246
Total liabilities and shareholders' equity including held for sale	$174,205	$186,409

5

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended March 31,
	2014	2015

Cash flows from operating activities:
Net income (loss)	$(26,638)	$11,647
Depreciation of property and equipment and intangible assets	3,570	3,260
Loss (gain) on disposal of property and equipment	3	-
Gains on sales of marketable securities	-	(489)
Unrealized exchange gain	-	(11,296)
Grants recognized in other income and income from operations	(168)	-
Remeasurement of acquisition liabilities	17,633	5,254
Interest expenses on debt related to the royalty agreement including related party	-	259
Income tax	(2,807)	5,864
Stock compensation expense	772	1,593
Increase (decrease) in cash from:
Accounts receivable	2,153	1,376
Inventory	(1,369)	1,207
Prepaid expenses and other current assets	136	(368)
Research and development tax credit receivable	6,462	(127)
Accounts payable	(1,672)	1,487
Deferred revenue	(1,239)	2,177
Accrued expenses	17	(858)
Other current liabilities	213	4,091
Other long-term assets and liabilities	536	198
Net cash provided by (used in) operating activities	(2,398)	25,275

Cash flows from investing activities:
Purchases of property and equipment	(399)	(234)
Proceeds from disposal of property and equipment	3	-
Purchase of marketable securities	(27,752)	(26,012)
Proceeds from sales of marketable securities	357	2,817
Net cash provided by (used in) investing activities	(27,791)	(23,429)

Cash flows from financing activities:
Reimbursment of loans	(34,288)	-
Principal payments on capital lease obligations	(26)	(3)
Earnout payments for acquisition	-	(323)
Cash proceeds from issuance of ordinary shares and warrants	114,388	247
Net cash provided by financing activities	80,074	(79)

Effect of exchange rate changes on cash and cash equivalents	(1,015)	(2,992)

Net increase (decrease) in cash and cash equivalents	48,870	(1,225)

Cash and cash equivalents, beginning of period	6,635	39,760

Cash and cash equivalents, end of period	$55,505	$38,535

Supplemental disclosures of cash flow information:
Income tax paid	39	-
Interest paid	5,602	183

6

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2015	40,191,264	6,188	346,581	(320,452)	(7,423)	24,894
Subscription of warrants						-
Issuance of ordinary shares on exercise of stock or warrants	61,750	8	239			247
Stock-based compensation expense			1,751			1,751
Net income				11,647		11,647
Other comprehensive income (loss)					(16,293)	(16,293)
Balance at March 31, 2015	40,253,014	6,196	348,571	(308,805)	(23,716)	22,246

7

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All financial statement amounts of the Company and any other subsidiary for which the functional currency is the Euro or any other currency other than the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period-end, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

The Company followed the guidance in Financial Statements Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 205 Presentation of Financial Statements (ASC 205), Topic 360 Property, Plant and Equipment (ASC 360) and Accounting Standards Update (ASU 2014-08), Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity in determining the accounting for the divestiture of the Pessac facility which occurred on December 1, 2014. Presenting the divestiture as a discontinued operation provides a better understanding of the results of the Company’s new strategy and in assessing the impact of the disposal on the ongoing operations of the entity.

The results of discontinued operations, less income taxes, have been reported as a separate component of income in the statement of operations. The assets and liabilities of the discontinued operation have been reported separately in the asset and liability sections, of the balance sheet for the periods presented therein. See note 4 below for a description of the facts and circumstances related to the disposal.

Other comprehensive income includes currency translation adjustments and unrealized gains on marketable securities. As of March 31, 2015 it represents an amount of $16.3 million.

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

2. REVENUES

2.1 Product sales and services

The Company recognized net product sales of $32.7 million for the first three months of 2015 compared to $3.96 million for the three month period ended March 31, 2014. Branded product sales are generated on sales from wholesalers to hospitals of Bloxiverz® and Vazculep™. Net product sales of wholesalers to their customers (hospitals) are determined using sales data from an independent, recognised wholesaler inventory tracking service and are calculated by deducting estimates for returns for wholesalers’ customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. A total of $32.1 million of net revenues on shipments to wholesalers has been deferred as of March 31, 2015, of which $30.7 million relate to Bloxiverz® and $1.4 million for Vazculep™ compared to, $7.0 million and $2.7 million respectively, as of December 31, 2014. Gross product sales to hospitals amounted to $74.5 million in the three month period ended March 31, 2015 compared to $4.7 million as of March 31, 2014.

A summary of recognized net sales for the three months ended March 31, 2015 and ending net deferred sales as of March 31, 2015 for the company’s two FDA-approved products as of March 31, 2015 is presented below:

Quarter ended March 31, 2015 ($ in thousands)	Sales Recognized in the Current Period (Branded Only)	Deferred Sales	Deferred Sales reclassed against outstanding Accounts Receivable	Ending Deferred Sales for which Payment has been Collected
Gross Sales	$74,480	$35,797	$(31,954)	$3,843
Less:
Chargebacks	31,944	-	-	-
Wholesaler distribution fees	6,779	2,946	(2,659)	287
Cash discounts and other	1,491	716	(639)	77
GPO fees and returns	2,098	-	-	-
Net Sales	$32,168	$32,135	$(28,656)	$3,479

The sales deductions discussed above are presented in the consolidated financial statements as reduction to gross revenues or deferred revenue, as presented above, and a decrease to accounts receivable or an increase to accrued liabilities.

A summary of changes for each reserve or liability for Bloxiverz®, Vazculep™ and the company’s generic pharmaceutical product for the three month period ended March 31, 2015 is as follows:

Quarter ended March 31, 2015 ($ in thousands)	Beginning Balance	Additions	Reductions	Ending Balance
Accounts Receivable Reserves:
Chargebacks	$1,008	$37,290	$(35,116)	$3,182
Wholesaler distribution fees	1,079	4,185	(3,311)	1,953
Cash Discounts and other	252	2,265	(1,915)	602

Liabilities:
GPO fees	112	1,083	(112)	1,083
Sales returns	234	2,812	(1,801)	1,245

Total	$2,686	$47,635	$(42,256)	$8,065

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three month period ended March 31, 2015, the credit amounted to $660,000 compared to $1,438,000 for the three month period ended March 31, 2014. The decrease reflects the reduction in R&D spending that is deemed eligible for the R&D tax credit in France.

4. DISCONTINUED OPERATIONS

On December 1, 2014, the Company signed an Asset Purchase Agreement with Recipharm for the divestiture of its development and manufacturing facility located in Pessac, France.

The assets included in the divestiture were tangible equipment, furniture and fixtures, inventories and all intellectual property rights relating to the operation and technological know-how necessary in manufacturing the products that are produced in the facility and the assignment to Recipharm of all employees, customer contracts and liabilities which primarily relate to agreements of the Company with GlaxoSmithKline (“GSK”) for the manufacture and sale of Coreg CR®. Coreg CR® was Flamel’s lead product using the Micropump drug delivery platform that was developed with GSK and has been approved and sold in the US since 2007. The semi-finished product is manufactured in the Pessac Facility. The contracts assigned to Recipharm exclude the Amended 2003 License Agreement and 2004 License Agreement (collectively “License Agreements”) between Flamel and GSK for the development of Coreg CR®. However, the royalties to be earned by Flamel from the sales of Coreg CR® were transferred to Recipharm as part of the Asset Purchase Agreement. All costs and future revenues relating to the manufacture and sale of Coreg CR® were transferred to Recipharm.

Royalties from Coreg CR® sales amounted to $1.8 million in the first quarter of 2014. Revenues from sales of Coreg CR® microparticles to GSK amounted to $1.98 million in the first quarter of 2014. Revenues from research revenues with undisclosed partners amounted to $0.8 million in the first quarter of 2014.

The aggregate consideration paid for the acquired assets and business was $13.2 million, plus the value of acquired inventory determined using inventory valuation methodology as defined by the two parties. All cash and receivables pertaining to Pessac Facility business prior to the sale were retained by Flamel. A contribution of $0.7 million was made to finance potential future retirement indemnities payable on transferred employees. The business was accounted for as a discontinued operation in the fourth quarter of 2014 and, therefore, the operating results of our Pessac Facility business were included in Discontinued Operations for the three-month period ended March 31, 2014.

In connection with the Asset Purchase Agreement, the Company entered into a Master Agreement on Supply and Services of Products (“MSA”). Recipharm will provide various services in the domain of R&D and manufacture of pharmaceutical products for an initial non-cancellable period of five years for a minimum amount of services per year and for a cumulative total of $22.5 million. Over the initial term, any services to be provided to Flamel by Recipharm shall include internal and external costs incurred by Recipharm plus 20%, which has been determined to be fair value for such services. As of March 31, 2015 for the quarter ended, these services amounted to $1.3 million.

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Summary results of operations for the Pessac business for the three months ended March 31, 2014 were as follows:

In thousands of U.S. Dollars	Three months ended March, 31 2014

Revenues	$4,597
Income (loss) from operations	229
Interest Expense	(1)
Income taxes	(5)
Income (loss) from discontinued operations, net of tax	$223

5. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2015, 61,750 shares were issued by the Company as a result of the exercise of stock options and warrants.

The total amount of shares outstanding as of March 31, 2015 amounted to 52,549,354.

6. STOCK COMPENSATION EXPENSE

During the three month period ending March 31, 2015, no stock options, free share awards or warrants were granted by the Company.

Net income (loss) before and after stock-based compensation is as follows:

(in thousands except per share data)	Three months ended March 31,
	2014	2015

Net income (loss)	$(26,638)	$11,647

Net income (loss) per share
Basic	$(0.94)	$0.29
Diluted	$(0.94)	$0.27

Number of shares used for computing (weighted average)
Basic	28,312	40,207
Diluted	28,312	42,879

Stock-based compensation (ASC 718)
Cost of products and services sold	10	0
Research and development	343	459
Selling, general and administrative	419	1,292
Total	772	1,751

Net income (loss) before stock-based compensation	(25,866)	13,398

Net income (loss) before stock-based compensation per share
Basic	$(0.91)	$0.33
Diluted	$(0.91)	$0.31

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

7. INCOME TAX

Income (loss) before income taxes comprises the following for the three month period ended March 31, 2015:

Ireland	(5,039)
France	10,236
United States	16,924
Total	$22,121

In accordance with ASC 740-270, Interim Reporting, the tax provision as of March 31, 2015 is computed using an estimated annual effective tax rate of 35%. This is applied to income before tax, excluding losses from Irish operations, since no benefit is anticipated to be recognized on net operating loss carry forwards for the current fiscal year and items for which a reliable estimate cannot be made. The income tax provision as of March 31, 2015 amounts to $10.5 million.

8. INTANGIBLE ASSETS

	December 31,				March 31,
	2014				2015
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
						-
Intangible asset corresponding to acquired IPR&D of Bloxiverz	35,248	(11,749)		23,499	35,248	(14,686)		20,562
Intangible asset corresponding to acquired IPR&D of Vazculep	12,061	-	(7,170)	4,891	12,061	(204)	(7,170)	4,687
Total Intangible assets	$47,309	$(11,749)	$(7,170)	$28,390	$47,309	$(14,890)	$(7,170)	$25,249

Intangible assets corresponding to acquired in-process R&D of Bloxiverz® is being amortized straight-line over a 3 year period as of January 1, 2014. Intangible assets corresponding to acquired in-process R&D of Vazculep™ is amortized straight-line over a 6-year period as of January 1, 2015.

9. INVENTORY

The components of inventories were as follows:

(In thousands of U.S. dollars)	December 31, 2014	March 31, 2015

Raw materials	1,661	1,861
Finished goods	5,068	3,636

Inventories, net	6,729	5,497

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

10. LONG-TERM DEBT

Long-term debt comprises:

(In thousands of U.S. dollars)	31-Dec-14	31-Mar-15

Oseo ANVAR loans (a)	1,927	1,707
French Ministry of Research (a)	1,790	1,586
Acquisition liability contingent consideration (b)	70,112	72,169
Acquisition liability warrant consideration (b)	34,542	37,417
Deerfield Royalty agreement (c)	6,837	6,973
Broadfin Royalty agreement (d)	3,259	3,323

Total	118,467	123,176
Current portion	42,332	44,623
Long-term portion	76,135	78,554

(a) French government agencies provide financing to French companies for research and development. At December 31, 2014 and March 31, 2015, the Company had outstanding loans of $3,717,000 and $3,293,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2015 through 2019.

(b) The Acquisition liability relates to the acquisition by the Company on March 13, 2012, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat. The note was repaid on March 24, 2014 in its entirety generating an interest expense of $3 million;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals products. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of March, 2015, the fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31, 2014	Three months ended March 31, 2015
Share price	$13.40	$17.98
Risk-free interest rate	1.32%	0.89%
Dividend yield	-	-
Expected volatility	51.79%	61.80%
Expected term	4 years	3 years

13

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of March 31, 2015, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used.

(c) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management a current shareholder. The consideration received was as follows:

•	$12.4 million for a facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The indebtedness was repaid on March 24, 2014 in its entirety, the accelerated reimbursement of this note resulted in interest expenses of $2.5 million;

•	$2.6 million for a Royalty Agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

(d) On December 3, 2013 the Company concluded with Broadfin Healthcare Master Fund, a current shareholder, a $15 million debt financing transaction (Facility Agreement) divided in 3 tranches of $5 million each, Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million. Consideration received was as follows:

•	$2.8 million for a Facility agreement of a nominal value of $5.0 million. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. The indebtedness was repaid on March 24, 2014 in its entirety, the accelerated reimbursement of this note resulted in interest expenses of $ 2.2 million;
•	$2.2 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 0.834% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

Total future payments on long-term debt for the next five years ending March 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

14

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars)	Mar 31, 2015

2015	36,368
2016	19,418
2017	12,260
2018	12,144
2019	9,056
2020	6,920
96,166

11. RELATED PARTY TRANSACTIONS

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. The consideration consisted of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat products and 100% of the gross profit generated by our former product Hycet®, up to a maximum of $1 million, which we sold in 2013. The $12 million senior note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs and the Hycet® asset was disposed of in November 2013. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, (now renamed Breaking Stick Holdings, LLC), and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014.

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

In conjunction with our entry into the Deerfield Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement.

We have also entered into a Security Agreement dated February 4, 2013 with Deerfield PDF/Horizon, whereby Deerfield PDF/Horizon was granted a security interest in the intellectual property and regulatory rights related to the products to secure the obligations of Éclat and Flamel US, including the full and prompt payment of royalties to Deerfield PDF/Horizon under the Royalty Agreement.

On December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Broadfin Facility and the obligations under the Royalty Agreement were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition.

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid using a portion of the net proceeds from our public sale of ADSs in March 2014.

In connection with entering into the Broadfin Facility, we also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2014 and March 31, 2015, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The company calculates fair values for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2014 and March 31, 2015 the fair values of long-term debt and long-term receivables were comparable with their respective carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for March 31, 2015 and indicates the fair value hierarchy of the valuation technics utilized to determine such fair value.

						Three months ended Mar, 31 2015			Three months ended March,31 2014
	Net Carrying Value as of December 31,	Net Carrying Value as of	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in		Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
(in thousands of US Dollars)	2014	Mar 31, 2015	Level 1	Level 2	Level 3	earnings	earnings	Total	earnings	earnings	Total
Assets
Cash and cash equivalent	39,760	38,536	38,536	-	-	-	-	-	-	-	-
Marketable securities	53,074	74,637	74,637	-	-	-	531	531	-	-	-
Liabilities
Acquisition liability contingent consideration (a)	70,112	72,169	-	-	72,169	(2,380)	-	(2,380)	(849)		(849)
Acquisition liability note (b)	-	-	-	-	-			-	(3,013)		(3,013)
Acquisition liability warrant consideration (c)	34,542	37,417	-	-	37,417	(2,875)	-	(2,875)	(13,777)	-	(13,777)
Deerfield Royalty Agreement (d)	6,837	6,973			6,973		(176)	(176)		(105)	(105)
Broadfin Royalty Agreement (d)	3,259	3,323			3,323		(83)	(83)	-	(52)	(52)
Total						(5,254)	(259)	(5,513)	(17,639)	(157)	(17,796)

The fair values of the financial instruments in connection with the acquisition of Éclat (see note 10 Long-Term Debt) are estimated as follows:

(a) Acquisition liability contingent consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 10 Long Term Debt).

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the contingent consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, and gross profit margins expected for each of the products.

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 10 Long Term Debt). The note was repaid on March 24, 2014.

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 10 Long Term Debt).

(d) Broadfin and Deerfield Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (Note 10 Long Term Debt). The discount rate is 20%.

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
(in thousands of US Dollars)	Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	$18,993
Operational gain (loss) recognized in earnings for fiscal year 2013	$(28,135)
Payment deferred consideration (Hycet)	$841
Payment interest on acquisition liability note	$335
Operational gain (loss) recognized in earnings for fiscal year 2014	$(60,503)
Reimbursment of acquisition liability note	$12,000
Payment of interest on acquisition liability note	$1,389
Payment of deferred consideration	$1,354

Net carrying value at January 1, 2015	$(104,653)
Operational gain (loss) recognized in earnings for three months to Mar 31, 2015	$(5,255)
Payment of interest on acquisition liability note	$-
Reimbursment of acquisition liability note	$-
Payment of deferred consideration	$323
Net carrying value at Mar 31, 2015	$(109,586)

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	Deerfield Royalty	Broadfin Royalty
(in thousands of US Dollars)	Agreement	Agreement
Liability recorded upon execution of Agreeement	$(2,600)	$(2,187)
Interest expense recognized in earnings for 2013	$(1,990)
Interest expense recognized in earnings for 2014	$(2,386)	$(1,139)
Payment of Royalty	$140	$67
Net carrying value at Jan 1, 2015	$(6,837)	$(3,259)
Interest expense recognized in earnings for 3 months to March 31, 2015	$(176)	$(83)
Payment of Royalty	$39	$19
Net carrying value at Mar 31, 2015	$(6,974)	$(3,323)

The acquisition liabilities, consisting of the warrants and deferred consideration, and Royalty agreement all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2014.

RESULTS OF OPERATIONS

For the three months ended March 31, 2015, Flamel reported total revenues of $32.7 million compared to $4.6 million of revenues reported for the first three months of 2014, as Bloxiverz® accounted for 100% of the neostigmine methylsulfate market over the course of the period and was the sole supplier for a substantial period over the quarter.

Operating expenses decreased to $22.5 million during the three months March 31, 2015 from $28.8 million for the three months March 31, 2014, and includes non-cash expenses of $5.3 related to fair-value measurement of certain liabilities associated with the acquisition of Éclat Pharmaceuticals in 2015 compared with a $14.6 million for the three month period of 2014, and amortization of intangible assets associated with the development of Bloxiverz® and Vazculep™ for a total of $3.1 million compared with $2.9 million in the prior period.

Costs of goods and services sold were $3.6 million in the three month period ended March 31, 2015 compared to $0.7 million for the three month period ending March 31, 2014. This increase is aligned with the increase in product sales.

Research and development expenditures increased to $6.0 million in the three months ended March 31, 2015 compared to $3.9 million in the three months ended March 31, 2014. This increase is attributed to the Company’s continued investment in its pipeline and other proprietary products.

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Selling, general and administrative expenses increased from $3.5 million in the three months ended March 31, 2014 to $4.5 million in the three months ended March 31, 2015. This increase results primarily from non-cash stock compensation expense.

Net income for the three months ended March 31, 2015 was $11.6 million, compared to a net loss of ($26.6) million in the three months ended March 31, 2014. Net income per share (basic) for the three months ended March 31, 2015 was $0.29, compared to a net loss per share in the year-ago period of $(0.94). Flamel has computed a tax provision of $10.5 million as of March 31, 2015 using an estimated annual effective tax rate of 35% applied to income before taxes from the US and French operations. Flamel expects to utilize the majority of US net operating losses carry-forwards over the remainder of the fiscal year 2015 and will remit income tax payments to the IRS on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2015, the Company had $113.2 million in cash, cash equivalents and marketable securities, compared to $92.8 million on December 31, 2014. This increase reflects the increase in revenues over the quarter after financing continued investment in the pipeline products

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

Item 1A. Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2014 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on our business, financial condition and results of operations, cash flows and future results:

•	we depend on a small number of products and customers for the majority of our revenues and the loss of any one of these products or customers could reduce our revenues significantly.

•	our Bloxiverz® and Vazculep™ products are not patent protected and could face substantial competition resulting in a loss of market share or forcing us to reduce the prices we charge for those products, which would have a material adverse effect on our revenues and results of operation.

•	we could fail to successfully complete the research and development for the two pipeline products we are evaluating for potential application to the FDA pursuant to our UMD strategy, or our competitors could complete the development of such products and apply for FDA approval of such products before us, which would have a material adverse effect on our future business opportunities.

•	we may depend on partnership arrangements or strategic alliances for the commercialization of some of our products, and the failure of any third party to fulfill its duties under such an arrangement or alliance could have a material adverse effect on our financial condition and results of operation.

•	our products may not gain market acceptance, and lack of such market acceptance would limit our ability to generate revenue which would have a material adverse effect on our business.

•	our products may not reach the commercial market for a number of reasons, which would adversely affect our future revenues.

•	we must invest substantial sums in research and development (“R&D”) in order to remain competitive, and we may not fully recover these investments.

•	the development of several of our drug delivery platforms and products depends on the services of a single provider and any interruption of such provider’s operations could significantly delay or have a material adverse effect on our product pipeline.

•	we depend upon a limited number of suppliers to manufacture our products and to deliver certain raw materials used in our products and the failure of any such supplier to timely deliver sufficient quantities of products or raw materials could have a material adverse effect on our business.

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•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot adequately protect our drug delivery platforms and proprietary information, we may be unable to sustain a competitive advantage.

•	we depend on key personnel to execute our business plan and the loss of any one or more of these key personnel may limit our ability to effectively pursue our business plan.

•	we may cease to qualify as a foreign private issuer, which would increase the costs and expenses we incur to comply with U.S. Securities Laws.

INCORPORATION BY REFERENCE

As provided by in the Company’s Registration Statements on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012 and February 12, 2014, each as subsequently amended; this report is being incorporated by reference into such registration statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: July 10, 2015	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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